SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement | Lisbon | 5 Jun 2015

COMMERCIAL REGISTRY OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND APPOINTMENT OF MEMBERS OF THE CORPORATE BODIES

Following the resolutions of the annual general meeting of Shareholders held on May 29, 2015, of the then called Portugal Telecom, SGPS, S.A., the following amendments to the Company’s articles of association were registered with the competent commercial registry office on June 1, 2015:

• Change of the Company’s name to PHAROL, SGPS S.A.;

• Change of the Company’s registered office to Rua Carlos Alberto da Mota Pinto, 17, Piso 7-A, 1070-313 Lisboa;

• Change in the Company’s corporate governance model, the administration and supervision of the Company now being the competencies of: (i) a Board of Directors, composed by 9 to 11 members, (ii) a Fiscal Council, composed of a chairman and two additional members and (iii) a Statutory Auditor. Additionally, it is now determined that each share shall correspond to one vote, and the reference to special shares (golden shares) was deleted.

• According to the law, the Company’s articles of association now provide for the possibility of the Board of Directors to delegate the management of the Company’s day-to-day affairs to an executive committee or, alternatively, to delegate the management of the Company’s day-to-day affairs to one or more Delegate Directors. In the latter case, one or more Monitoring Committees (depending on the matters delegated) shall be appointed for permanently monitoring the delegated matters. The Monitoring Committees shall be composed by the Delegate Directors and two non-executive Directors.

Additionally, on the same date, the appointment of the following members for the Company’s statutory corporate bodies, for the three-year period 2015/2017, was registered with the competent commercial registry office:

Board of Directors

Luís Maria Viana Palha da Silva (Chairman)

Francisco Ravara Cary

João do Passo Vicente Ribeiro

João Manuel Pisco de Castro

Jorge Telmo Maria Freire Cardoso

Milton Amílcar Silva Vargas

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

ptsgps.pt

Nuno Rocha dos Santos Almeida e Vasconcelos

Pedro Zanartu Goubert Morais Leitão

Rafael Luís Mora Funes

José Mauro Mettrau Carneiro da Cunha

Ricardo Malavazzi Martins

Fiscal Council

José Maria Rego Ribeiro da Cunha (Chairman)

Isabel Maria Beja Gonçalves Novo

Pedro Miguel de Almeida Fontes Falcão

Statutory Auditor

BDO & Associados, Sociedade de Revisores Oficiais de Contas, Lda.

Pedro Manuel Aleixo Dias (alternate)

Company’s Secretary

Luís Manuel da Costa de Sousa de Macedo

Maria de Lourdes Vasconcelos Pimentel da Cunha

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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